Exhibit 99.1

ELBIT IMAGING ANNOUNCES RECEIPT OF DELISTING DETERMINATION

FROM NASDAQ STAFF; COMPANY TO REQUEST HEARING

Tel Aviv, Israel, December 27, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (the “Staff”) indicating that the Company did not meet the Staff’s December 24, 2018 deadline to regain compliance with Nasdaq Listing Rule 5450(b)(3)(C) due to the Company’s failure to maintain a minimum market value of its publicly held shares of $15,000,000 for 30 consecutive business days.

As a result, the Company would be subject to delisting on January 4, 2019 unless it requests a hearing before a Nasdaq Hearings Panel (the “Panel”).

As previously disclosed, the Company intends to request a hearing before the Panel at which it will present its plan of compliance and request a further extension of time.

This request will ordinarily automatically stay any delisting or suspension action pending the issuance of a final decision by the Panel; however, the Nasdaq has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Company’s ordinary shares, or suspend or delist securities. There can be no assurance that the Panel will ultimately grant an extension of the compliance period.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com